SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

17 March 2014

PDMR Announcement for Mike Wells on release of 2010 JNL PSP award and 2011 Group Deferred Bonus Plan Award

PRUDENTIAL PLC (the Company)

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRS AND CONNECTED PERSONS

The Company advises that on 14 March 2014, 56,945 American Depository Receipts (ADRs) in Prudential plc were automatically released to Mr M Wells, Executive Director, under the JNL Performance Share Plan (the Plan). In accordance with the Plan Rules, 23,889 ADRs were sold at US$44.945 per ADR to cover withholding tax and sales costs and the balance of 33,056 ADRs were transferred to Mr Wells.

In addition, on 14 March 2014 Mr Wells became entitled to 48,268 ADRs under the Company's Group Deferred Bonus Plan and, after satisfying withholding tax equivalent to 20,248 ADRs, 28,020 ADRs at a closing price of US$44.81 on 14 March 2014, were transferred to Mr Wells.

Following these transactions, Mr Wells had a holding of 251,730 ADRs, representing 431,460 ordinary shares in Prudential plc, representing less than 0.02% of the issued share capital.

Additional Information

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027

Stefan Bort, Deputy Group Secretary, 020 7548 2115

Date of notification

17 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary